Exhibit 12.1

(dollars in thousands)	Nine months ended September 30,	Year ended December 31,
	2012	2011	2010	2009	2008	2007
Income before income taxes	$43,195	$33,718	$62,278	$46,163	$66,007	$89,550
Fixed charges (interest expense)	327	856	862	798	1,582	1,526

Earnings	$43,522	$34,574	$63,140	$46,961	$67,589	$91,076

Ratio of earnings to fixed charges	133.09	40.39	73.25	58.85	42.72	59.68

Preferred stock dividends
Series A preferred stock	$15	$20	$20	$27	$50	$50
Series M preferred stock	14	18	18	18	18	18

Total	$29	$38	$38	$45	$68	$68

Combined fixed charges and preferred stock dividends	$356	$894	$900	$843	$1,650	$1,594

Ratio of combined fixed charges and preferred stock dividends to earnings	0.01	0.03	0.01	0.02	0.02	0.02